January 5, 2026

James McCormick
Chief Executive Officer
Cloudastructure, Inc.
228 Hamilton Avenue, 3rd Floor
Palo Alto, CA 94301

       Re: Cloudastructure, Inc.
           Draft Registration Statement on Form S-3
           Submitted December 29, 2025
           CIK: 0001709628
Dear James McCormick:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Matthew Derby at 202-551-3334 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology